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Derek Dostal +1 212 450-4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017	Confidential

May 16, 2022

Re:	Tuatara Capital Acquisition Corporation Amendment No. 6 to Registration Statement on Form S-4 Filed May 16, 2022 CIK No. 0001801602

Mr. Larry Spirgel

Mr. Edwin Kim

Division of Corporation Finance

Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Spirgel and Mr. Kim:

On behalf of our client, Tuatara Capital Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we are responding to two oral comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) received by phone on May 16, 2022 (the “Comments”). In response to the Comments, the Company has agreed to reflect the edits set forth in Exhibit A in the 424(b)(3) definitive proxy to be filed on or about May 17, 2022 (the “Definitive Proxy”).

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Should any questions arise, please do not hesitate to contact me at (212) 450-4322 (tel) or derek.dostal@davispolk.com, or Leonard Kreynin at (212) 450-4937 (tel) or leonard.kreynin@davispolk.com. Thank you for your time and attention.

Very truly yours, /s/ Derek Dostal
Derek Dostal

cc: Albert Foreman, Chief Executive Officer of the Company
Sergey Sherman, Chief Financial Officer of Tuatara Capital Acquisition Corporation
Paul Sykes, Chief Financial Officer of SpringBig, Inc.
William Doran, Benesch, Friedlander, Coplan & Aronoff LLP
Sarah M. Hesse, Benesch, Friedlander, Coplan & Aronoff LLP

Exhibit A

therewith, to be paid upon the closing of such financing, and which will in no event be less than $1,500,000. For its role as capital markets advisor, Tuatara agreed to pay Cantor an advisory fee of $5,000,000 upon the consummation of the merger ($2,000,000 of which is payable in cash, and the remainder payable in cash and common stock of New SpringBig, with the portions of each to depend on the final amount of redemptions from Tuatara's trust account established for the benefit of the public stockholders in connection with merger). In addition, on April 29, 2022, one of Cantor’s affiliates, CF Principal Investments LLC, entered into the Common Stock Purchase Agreement related to the Facility. In connection with the execution of the Common Stock Purchase Agreement, New SpringBig agreed to, among other things, issue a number of shares of common stock equal to the quotient obtained by dividing (i) $1,500,000 and (ii) the VWAP over the five trading days immediately preceding the filing of the Cantor Resale Registration Statement to CF Principal Investments LLC as consideration for its irrevocable commitment to purchase the common stock upon the terms and subject to the satisfaction of the conditions set forth in the Common Stock Purchase Agreement. Because (i) Cantor will receive its financial advisor, placement agent and arranger fee upon closing of the Convertible Notes Financing, (ii) Cantor will receive (i) its financial advisor, placement agent and arranger fee upon closing of the equity line financing entered into with Cantor's affiliate and (ii) the portion of its advisory fee discussed above for its capital markets advisory services upon the consummation of the merger and (iii) CF Principal Investments LLC will be participating in the Facility and will receive compensation under the terms of the Common Stock Purchase Agreement, investors should be aware of the potential conflicts of interest owing to Cantor’s multiple roles in the business combination process.

J.P. Morgan Securities LLC (“ J.P. Morgan” ), one of the underwriters in Tuatara’s IPO, was to be compensated in part on a deferred basis for already-rendered underwriting services in connection with Tuatara’s IPO, yet J.P. Morgan gratuitously and without any consideration from Tuatara waived such compensation and disclaimed any responsibility for this proxy statement / prospectus.

On May 13, 2022, Tuatara received a letter from J.P. Morgan Securities, one of the underwriters in its IPO, waiving any entitlement to its portion of the deferred underwriting fee that accrued from its participation in Tuatara’s IPO in the amount of $4.2 million. This fee was agreed between Tuatara and J.P. Morgan in the IPO underwriting agreement signed by the parties on February 11, 2021, and was earned in full upon completion of the IPO but payment was conditioned upon closing of Tuatara’s business combination such that the waiver was given by J.P. Morgan on a gratuitous basis without any consideration to J.P. Morgan from Tuatara. J.P. Morgan informed Tuatara that, since they were not mandated in any capacity in connection with the proposed business combination with SpringBig and had not done any diligence in respect of SpringBig, they were waiving their fee. J.P. Morgan did not give Tuatara any further reasons for the waiver of its fee. While J.P. Morgan did not participate in any aspect of the proposed business combination with SpringBig and Tuatara has no other contractual relationship with J.P. Morgan, investors should be aware that the waiver of a deferred underwriting fee is unusual and some investors may find the proposed business combination less attractive as a result. This may make it more difficult for Tuatara to complete the proposed business combination with SpringBig.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could remain an emerging growth company for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700,000,000 as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply

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